Via Edgar Correspondence

August 16, 2024

Attn: Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C., 20549

Re:	GivBux, Inc. Form 10-12(g)

To Whom it May Concern:

In connection with the recently filed Form 10-12(g) (“Form 10”) by GivBux, Inc., (the “Company”) acknowledges that it is necessary to file financial report for the period ending June 30, 2024. These are being presently completed by our auditors and accountants. The Company will update the financial reports, together with any comment responses, in its next correspondence with the commission.

As is noted in the Company’s annual attorney opinion to OTC Markets Group, Inc. please take note the following:

Among the officers and directors of the Company none hold more than 5% of any outstanding class of securities. There is no evidence of any investigation of any of these persons or entities by state or federal securities regulators.

Regarding other >5% shareholders, the Company in order to proceed with the reverse split, symbol and name change, was required by FINRA to place the shares held by Kenyatto Jones (“Jones”) and Bear Bull, Inc. into a shareholder voting trust, which removes Jones from any voting majority over the Company. There is evidence of a Washington State Securities investigation resolved in or about August 2019 related to Jones and GivBux Global Partners, Inc. unauthorized sales of securities in the state.

Additionally, there is evidence of a criminal securities case against Jones in Orange County, California related to untrue statements made in the purchase/sale of securities (unrelated to GivBux, Inc. or GivBux Global Partners, Inc.) which was resolved via restitution and a three-year probation term for Jones.

By virtue of the Voting Trust Jones has divested voting rights, but remains a majority beneficial owner of the Company. Should you wish to obtain any further information regarding these matters, or if you have any further questions, please do not hesitate to contact the Company or Mr. Jones directly. Thank you in advance for your prompt attention to these matters.

Sincerely,

/s/ Umesh Singh
Umesh Singh,
President.